SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 29, 2011 re TAT Technologies Reporting Year 2011 Third Quarter Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2011 Third Quarter Results

GEDERA, Israel, Tuesday, November 29, 2011 /PRNewswire/ -- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and nine month periods ended September 30, 2011.

Financial Highlights:

TAT announced revenues of $20.7 million and a net loss of $3.3 million for the three months ended September 30, 2011, compared to revenues of $18.9 million with net loss of $5.1 million for the three months ended September 30, 2010 - an increase of 9.4% in revenues. The net loss reported for 2011 third quarter is the result of a non-recurring $5.76 million write down of inventories and impairment charges of long lived assets, $5.46 of which were in TAT’s MRO Services for Aviation Components operating segment. Excluding these non-recurring charges net profit for 2011 third quarter was $0.4 million.

During the Third quarter of 2011, revenues were impacted by (i) the increase in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; (iii) the increase in revenues in the MRO Services for Aviation Components segment; (iv) partially offset by the decrease in revenues in the OEM of Electric Motion Systems segment.

Revenue breakdown by the principal operational segments for the three-month and nine month periods ended September 30, 2011 and 2010, respectively, was as follows:

	Three Months Ended September 30,
	2011		2010		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$7,619	36.8%	$6,437	34.0%	18.4%
Heat Transfer Services and Products *	6,892	33.3%	6,388	33.8%	7.9%
MRO services for Aviation Components *	5,019	24.2%	4,091	21.6%	22.7%
OEM of Electric Motion Systems	2,027	9.8%	2,949	15.6%	(31.3)%
Eliminations	(847)	(4.1)%	(943)	(5.0)%	(10.2)%
Total revenues	$20,710	100.0%	$18,922	100.0%	9.4%

	Nine Months Ended September 30,
	2011		2010		% of Change Between Periods
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	unaudited		Unaudited
Revenues
OEM of Heat Management Solutions	$21,596	34.8%	$20,630	36.9%	4.7%
Heat Transfer Services and Products *	19,965	32.2%	17,597	31.5%	13.5%
MRO services for Aviation Components *	14,803	23.9%	11,701	20.9%	26.5%
OEM of Electric Motion Systems	8,555	13.8%	8,566	15.3%	(0.1)%
Eliminations	(2,912)	(4.7)%	(2,556)	(4.6)%	13.9%
Total revenues	$62,007	100.0%	$55,938	100.0%	10.8%

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and nine months periods ended September 30, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

For the nine months ended September 30, 2011, TAT announced revenues of $62 million with net loss of $1.1 million compared to revenues of $56 million with net loss of $4.3 million for the nine months ended September 30, 2010 - an increase of 10.8% in revenues. The net loss reported in 2011 third quarter is the result of a non-recurring write down of inventories and impairment charges of long lived assets recorded in the third quarter of 2011. Excluding these non-recurring charges net profit for the period was $2.5 million (see further below under “write down of inventory and impairment of intangible assets”).

During the nine months ended September 30, 2011, revenues were impacted by (i) the increase in revenues in the Heat Transfer Services and Products segment; (ii) the increase in revenues in the MRO Services for Aviation Components segment; and (iii) the increase in revenues in the OEM of Heat Management Solutions segment. Revenues in the OEM of Electric Motion Systems segment for the nine months ended September 30, 2011 were similar to  the nine months ended September 30, 2010 however gradually during 2011 this segment experienced a gradual decrease in revenues due to weakness in the relevant markets.

Write down of inventory and impairment charges of long lived assets:

During the quarter ended September 30, 2011, the Company recorded a write down of inventory in the amount of $2.5 million (before off-set of taxes) under cost of revenues, attributable to inventory of the MRO for Aviation Components operating segment. The write down was due to management’s estimation of the continued decline in future forecasted sales levels and profitability margins in certain product lines in this operating segment resulting from the weakness in these areas of business.

Although revenues in the MRO for Aviation Components operating segment have increased in the three and nine month periods of year 2011 compared to year 2010, profit margines were lower than anticipated. Accordinglly, the Company reviewed the MRO for Aviation Components’ long lived assets for impairment by estimating the fair value of this segment’s operations and the fair value of its specific long lived assets, and comparing those values to the carrying value of the assets. The Company concluded, based on this valuation, that certain fixed assets and intangible asset amount to $1.9 million and $1.1 million, respectively at its MRO for Aviation Components operating segment were impaired and that the intangible asset ‘Customer Relations’ at its OEM of Electric Motion Systems operating segment amount to $0.3 million was impaired. Accordingly, the Company recorded a $3.3 (before off-set of taxes) million impairment charge during the quarter ended September 30, 2011 to reflect the fair value of those long lived assets.

Dr. Shmuel Fledel, TAT’s CEO commented:

“The results of the third quarter were impacted by nonrecurring, write down of inventories and impairment charges of long lived assets. Excluding these charges, the third quarter of 2011 shows the continuation of TAT’s improving trend in our dominant operating segments – the OEM of Heat Management Solutions and Heat Transfer Services and Products where during the quarter we increased our revenues and improved our margins, compared to the same period in 2010.  The third quarter also shows improved results in our MRO for Aviation Components operating segment where we successfully increased our revenues while significantly reducing operating loss on a ‘Year to Date’ basis. These improvements are attributable to the efforts we made during 2010 and 2011 in expanding our marketing and sales activities as well as in working rigorously to improve our production flow and yields.

During the second and the third quarters we experienced a decrease in revenues and margins in the OEM of Electric Motion Systems compared to the same periods in 2010, resulting from growing weakness in this segment, although on a ‘Year to Date’ basis, revenues were stable compared with the same period in 2010.

We are encouraged by global trends of increased traffic reported by airlines and we believe we are witnessing a steady recovery in the demand for MRO services, as well as positive indications from OEMs in the aerospace and defense industries, which impact our businesses.

We continue to focus on our core capabilities while expanding our business offerings worldwide.

We believe that our efforts along with continuing improvement in the global aviation industry, will sustain the improved trend line of our performance in 2011”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	September 30,	September 30,
	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	$28,452	$28,278
Marketable securities	2,469	2,711
Restricted deposit	4,485	5,071
Trade accounts receivable (net of allowance for doubtful accounts of $2,447 and $ 2,643 as of September 30, 2011 and 2010, respectively)	17,180	16,485
Inventories	33,436	31,739
Other accounts receivable and prepaid expenses	7,814	8,415

Total current assets	93,836	92,699

Investment in affiliate	5,139	9,267
Funds in respect of employee right upon retirement	2,879	2,751
Long-term deferred tax	2,094	1,160
Property, plant and equipment, net	12,745	14,036
Intangible assets, net	-	2,116
Goodwill	1,073	1,087

Total assets	$117,766	$123,116

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	6,371	4,535
Trade accounts payables	6,465	6,913
Other accounts payable and accrued expenses	5,656	6,173

Total current liabilities	18,492	17,621

Long-Term Liabilities:

Long-term loans, net of current maturities	5,240	6,413
Other accounts payable	115	31
Liability in respect of employee rights upon retirement	3,481	3,317
Long-term deferred tax liability	1,011	1,987

Total long-term liabilities:	9,847	11,748

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized:
10,000,000 shares at September 30, 2011 and 2010; Issued and outstanding: 9,073,043 and 8,815,003 shares, respectively at September 30, 2011 and 2010	2,790	2,790
Additional paid-in capital	64,460	64,429
Accumulated other comprehensive loss	(768)	(694)
Treasury stock, at cost, 258,040 shares at September 30, 2011 and 2010	(2,018)	(2,018)
Retained earnings	22,110	26,319
Total TAT Technologies shareholders' equity	86,574	90,826
Noncontrolling interest	2,853	2,921

Total equity:	89,427	93,747

Total liabilities and equity	$117,766	$123,116

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenues:
OEM of Heat Management Solutions	$7,619	$6,437	$21,596	$20,630
Heat Transfer Services and Products *	6,892	6,388	19,965	17,597
MRO services for Aviation Components *	5,019	4,091	14,803	11,701
OEM of Electric Motion Systems	2,027	2,949	8,555	8,566
Eliminations	(847)	(943)	(2,912)	(2,556)
	20,710	18,922	62,007	55,938

Cost and operating expenses:
OEM of Heat Management Solutions	5,724	5,309	16,390	16,079
Heat Transfer Services and Products	4,871	4,675	14,372	12,684
MRO services for Aviation Components	4,769	3,937	12,909	11,458
OEM of Electric Motion Systems	1,735	2,252	6,864	6,418
Write down of inventory and impairment charges of long lived assets	5,763	3,500	5,763	3,500
Eliminations	(815)	(908)	(2,757)	(2,688)
	22,047	18,765	53,541	47,451
Gross Profit (loss)	(1,337)	157	8,466	8,487

Research and development costs	180	132	643	459
Selling and marketing expenses	715	834	2,481	2,500
General and administrative expenses	2,985	2,754	8,010	8,029
Other income	(125)	-	(125)	-
Impairment of goodwill and intangible assets	-	4,704	-	4,704
	3,755	8,424	11,009	15,692
Operating loss	(5,092)	(8,267)	(2,543)	(7,205)

Financial expense	(929)	(283)	(1,573)	(1,370)
Financial income	552	544	1,527	1,200

Loss before income taxes	(5,469)	(8,006)	(2,589)	(7,375)

Income taxes	(1,948)	(2,977)	(679)	(2,775)

Net loss	(3,521)	(5,029)	(1,910)	(4,600)
Gain from dilution of interests in affiliated company	-	-	240	-
Share in results of affiliated company	167	(50)	450	369
less: Net income (loss) attributable to noncontrolling interest	70	(6)	73	(97)
Net loss attributable to controlling interest	$(3,284)	$(5,085)	$(1,147)	$(4,328)

Earning per share
Basic net loss per share attributable to controlling interest	$(0.37)	$(0.58)	$(0.13)	$(0.49)
Diluted net loss per share attributable to controlling interest	$(0.37)	$(0.58)	$(0.13)	$(0.49)

Weighted average number of shares – basic	8,815,003	8,815,003	8,815,003	8,815,003
Weighted average number of shares – diluted	8,815,003	8,815,003	8,815,003	8,817,226

*
As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and nine months ended September 30, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under four segments: (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products (iii) Maintenance, Repair and Overhaul or “MRO” services for Aviation Components and (iv) OEM of Electric Motion Systems. Until December 31, 2010, TAT operated under three segments. As of January 1, 2011, TAT began reporting its operations based on four operating segments, after dividing its MRO Services operating segment into two separate segments: Heat Transfer Services and Products; and MRO services for Aviation Components. Accordingly, the revenues and costs reported for the three months and nine months ended September 30, 2010 for MRO Services operating segment were divided between these two new operating segments. Additionally, the operating segment name of ‘OEM of Heat Transfer Products’ was changed to 'OEM of Heat Management Solutions'.

OEM of Heat Management Solutions primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

Heat Transfer Services and Products primarily includes the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates an FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

MRO services for Aviation Components primarily includes the maintenance, repair and overhaul of APUs, landing gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

Three months ended September 30, 2011 compared with three months ended September 30, 2010

Revenues. Total revenues for the three months ended September 30, 2011, were $20.7 million compared to $18.9 million for the three months ended September 30, 2010, an increase of 9.4%. This reflects (i) the increase in revenues in the OEM of Heat Management Solutions segment; (ii) the increase in revenues in the Heat Transfer Services and Products segment; and (iii) the increase in revenues in the MRO Services for Aviation Components segment; (iv) partially offset by the decrease in revenues in the OEM of Electric Motion Systems segment due to weakness in the relevant markets.

Cost of revenues. Cost of revenues was $16.3 million for the three months ended September 30, 2011 compared to $15.3 million for the three months ended September 30, 2010 (excluding non recurring write down of inventories and impairment charges of long lived assets), an increase of 6.7%. This reflects (i) the increase in cost of revenues in the OEM of Heat Management Solutions segment; (ii) the increase in cost of revenues in the Heat Transfer Services and Products segement; and (iii) the increase in cost of revenues in the MRO Services for Aviation Components segment, which attributable to the increase in revenues in these operating segments; (iv) partially offset by the decrease in cost of revenues in the OEM of Electric Motion Systems segment attributable to the decrease in revenues in this operating segment.

Cost of revenues as a percentage of revenues decreased to 78.6% for the three months ended September 30, 2011, compared to 80.7% for the three months ended September 30, 2010 (excluding non recurring write down of inventories and impairment charges of long lived assets). This decrease is primarily attributable to product mix with higher margins products sold during the quarter in the of OEM of Heat Management Solutions and in the Heat Transfer Services and Products segments.

Write down of inventory and impairment charges of long lived assets. For the three months ended September 30, 2011, charges under this item were $5.5 million attributable to a one-time write down of inventory and impairment charges of intangible assets and fixed assets in the MRO Services for Aviation Components operation and $0.3 million attributable to impairment of intangible asset ‘Customer Relations’ in the OEM of Electric Motion Systems operating segment. For the three months ended September 30, 2010, charges under this item were $3.5 million attributable to a one-time write down of inventory in the MRO Services operation.

Research and development. Research and Development expenses were $0.18 million for the three months ended September 30, 2011 - similar to research and development expenses for the three months ended September 30, 2010, and were primarily attributable to new products and technologies in the OEM of Heat Management Solutions and OEM of Electric Motion Systems segments in Israel. Research and Development expenses as a percentage of revenues were 1% for the three months ended September 30, 2011 and 2010. TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $0.7 million for the three months ended September 30, 2011, compared to $0.8 million for the three months ended September 30, 2010, a decrease of 14.3%. This primerily reflects a decrease in selling and marketing expenses in the Heat Transfer Services and Products and in the MRO Services for Aviation Components segments. Selling and marketing expenses as a percentage of revenues were 3.5% for the three months ended September 30, 2011, compared to 4.4% for the three months ended September 30, 2010 due to the higher revenues in 2011. TAT expects to continue to invest additional resources in selling and marketing activities in coming years.

General and administrative expenses. General and administrative expenses were $2.9 million for the three months ended September 30, 2011, compared to $2.7 million for the three months ended September 30, 2010, an increase of 8.4%. The increase was primarily attributable to the increase in general and administrative expenses in the OEM of Heat Management Solutions and in the Heat Transfer Services and Products segments; partially offset by the decrease in general and administrative expenses in the MRO Services for Aviation Components segment. General and administrative expenses as a percentage of revenues decreased to 14.4% for the three months ended September 30, 2011, from 14.6% for the three months ended September 30, 2010 due to the higher revenues in 2011.

Impairment of Goodwil and Intangible assets. For the three months ended September 30, 2010 charges under this item were $4.7 million attributable to a $4.2 million impairment of goodwill and a $0.48 million impairment of ‘Customer Relations’ related to the MRO Services segment.

Operating loss. For the three months ended September 30, 2011, TAT reported an operating loss of $5.1 million compared to an operating loss of $8.3 for the three months ended September 30, 2010. Excluding the said write down of inventory and impairment charges of long lived assets and goodwill, operating income for the three months ended September 30, 2011 was $0.67 million compared to an operating loss of $0.1 million for the three months ended  September 30, 2010. The increase in operating income is primarily attributable to the increase in income from operations in the OEM of Heat Management Solutions segment; partially offset by the operating loss in the MRO Services for Aviation Components and in the OEM of Electric Motion Systems segments.

Financial expense. Financial expense for the three months ended September 30, 2011, was $0.9 million compared to financial expense of $0.3 million for the three months ended September 30, 2010. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, and from  change in the fair value of unrealized hedging transactions profits as of the quarter's end.

Financial income.. Financial income for the three months ended September 30, 2011, was $0.55 million, similar to financial income for the three months ended September 30, 2010. Financial income during the quarter primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel.

Taxes. Total income tax benefit for the three months ended September 30, 2011, was $1.9 million, compared to total income tax benefit of $3.0 million for the three months ended September 30, 2010. The decrease in income tax benefit for the three months ended September 30, 2011, is primarily attributable to the decrease in pre-tax loss in the company’s operations in the U.S.; offset by decrease in pre-tax income in the company’s operations in Israel.

Share in Results of affiliated Company. TAT recognized an income of $0.2 million from its 30.3% interest in FAvS’s results for the three months ended September 30, 2011 compared to a loss of $0.1 million from its 36.6% interest in FAvS’s results for the three months ended September 30, 2010. On June 30, 2011 TAT's interest in FAvS was diluted to 30.3% (see also “Settlement Agreement with FAvS” further below).

Net income (loss) attributable to noncontrolling interest. TAT recognized net loss of $0.1 million attributable to noncontrolling interest for the three months ended September 30, 2011, attributable to our 70% held Bental subsidiary, compared to immaterial amount attributable to our noncontrolling interest for the three months ended September 30, 2010.

Net loss attributable  to controlling interest. TAT recognized net loss of $3.3 million for the three months ended September 30, 2011 compared to net loss of $5.1 million for the three months ended September 30, 2010. Excluding the said write down and impairment charges, TAT had net income of $0.3 million for the three months ended September 30, 2011 compared to an immaterial net income for the three months ended  September 30, 2010.

Nine months ended September 30, 2011compared with the Nine months ended September 30, 2010

Revenues. Total revenues were $62 million for the nine months ended September 30, 2011, compared to $56 million for the nine months ended September 30, 2010, an increase of 10.8%. This reflects (i) the increase in revenues in the Heat Transfer Services and Products segment; (ii) the increase in revenues in the MRO Services for Aviation Components segment; and (iii) the increase in revenues in in the OEM of Heat Management Solutions segment. Revenues in the OEM of Electric Motion Systems segment for the nine months ended September 30, 2011 were similar to  the nine months ended September 30, 2010 while gradually during 2011 this segment experienced decreased revenues due to weakness in the relevant markets.

Cost of revenues. Cost of revenues was $47.8 million for the nine months ended September 30, 2011 compared to $44.0 million for nine months months ended September 30, 2010 (excluding non recurring write down of inventories and impairment charges of long lived assets), an increase of 8.7%. This reflects (i) the increase in cost of revenues in the OEM of Heat Management Solutions segment; (ii) the increase in cost of revenues in the Heat Transfer Services and Products segement; (iii) the increase in cost of revenues in the MRO Services for Aviation Components segment; and (iv) the increase in cost of revenues in the OEM of Electric Motion Systems segment, primarily attributable to the increase in revenues in these operating segments.

Cost of revenues as a percentage of revenues was 77.1% for the nine months ended September 30 ,2011, compared to 78.6%  for the nine months ended September 30, 2010 (excluding non recurring write down of inventories and impairment charges of long lived assets). This decrease is primarily attributable to product mix with higher margin products sold during the nine months ended September 30, 2011, in the MRO Services for Aviation Components segment; partially offset by product mix with lower margin products sold during the nine months ended September 30, 2011, in the OEM of Electric Motion Systems segment.

Write down of inventory and impairment of long lived assets. For the nine months ended September 30, 2011, charges under this item were $5.45 million attributable to a one-time write down of inventory and impairment charges of intangible assets and fixed assets in the MRO Services for Aviation Components operation and $0.3 million attributable to impairment of intangible asset ‘Customer Relations’ in the OEM of Electric Motion Systems operating segment. For the nine months ended September 30, 2010 charges under this item were $3.5 million attributable to a one-time write down of inventory in the MRO Services operation.

Research and development. Research and Development expenses were $0.6 million for the nine months ended September 30, 2011, compared to $0.5 million for the nine months ended September 30, 2010, and are primarily related to new products and technologies in the OEM of Heat Management Solutions and OEM of Electric Motion Systems segments in Israel. Research and Development expenses as a percentage of revenues were 1% for the nine months ended September 30, 2011 and 2010. TAT expects to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $2.5 million for the nine months ended September 30, 2011, similar to selling and marketing expenses for the nine months ended September 30, 2010. This reflects an increase in selling and marketing expenses in the OEM of Electric Motion Systems segment; partially offset by the decrease in selling and marketing expenses in the MRO Services for Aviation Components segment. Selling and marketing expenses as a percentage of revenues were 4.0 % for the nine months ended September 30, 2011, compared to 4.5% for the nine months ended September 30, 2010 due to the higher revenues in 2011.

General and administrative expenses. General and administrative expenses were $8.0 million for the nine months ended September 30, 2011 similar to general and administrative expenses for the nine months ended September 30, 2010. This reflect an increase in the Heat Transfer Services and Products segment; offset by a decrease in the MRO Services for Aviation Components segment. General and administrative expenses as a percentage of revenues were 12.9 % for the nine months period ended September 30, 2011, compared to 14.4% for the nine months ended September 30, 2010 due to the higher revenues in 2011.

Impairment of Goodwill and Intangible assets. For the nine months ended September 30, 2010 charges under this item were $4.7 million attributable to a $4.2 million impairment of goodwill and a $0.48 million impairment of ‘Customer Relations’ related to the MRO Services segment.

Operating loss. TAT reported an operating loss of $2.5 million for the nine months ended September 30, 2011, compared to operating loss of $7.2 million for the nine months ended September 30, 2010. Excluding the said write down of inventory and impairment charges of long lived assets and goodwill, operating income for the nine months ended September 30, 2011 was $3.2 million compared to an operating income of $1.0 million for the nine months ended  September 30, 2010, an increase of 320%. The increase in operating income is primarily attributable to the increase in income from operations in the Heat Transfer Services and Products segment, in the OEM of Heat Management Solutions segment and  in the MRO Services for Aviation Components segment; partially offset by decreased operating income in the OEM of Electric Motion Systems operating segments.

Financial expenses. Financial expenses for the nine months ended September 30, 2011 were $1.6 million, compared to $1.4 million for the nine months ended September 30, 2010. Financial expense during  the nine months ended September 30, 2011, primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel, from change in the fair value of unrealized hedging transactions as of the quarter's endand from interest payments on long-term loans.

Financial income. Financial income for the nine months ended September 30, 2011 was $1.5 million, compared to $1.2 million for the nine months ended September 30, 2010. Financial income during the nine months period ended on September 30, 2011, resulted  from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, from profits on realized hedging transactions during the nine months ended September 30, 2011, and interest received from the Israeli tax authorities for excess payments made in previous years.

Taxes. Total income tax benefits for the nine months ended September 30, 2011, were $0.7 million, compared to income tax benefit of $2.8 million for the nine months ended September 30, 2010. The decrease in income tax benefit for the nine months ended September 30, 2011, is primarily attributable to the decrease in pre-tax loss in the company’s operations in the U.S.; offset by decrease in pre-tax income in the company’s operations in Israel.

Gain from dilution in interests in affiliated company. The Company recorded a gain of $0.24 million for the nine months ended September 30, 2011 resulted from a dilution in its interests in the affiliated company, First Aviation Services, Inc. (“FAvS”), from 36.6% to 30.3% (see also under “Settlement Agreement with FAvS” further below).

Share in Results of Related Company. TAT recognized income of $0.45 million from its 30.3% interest in FAvS’s results for the nine months ended September 30, 2011 (until June 30, 2011 TAT's interest in FAvS was 30.6%) compared to income of $0.37 million from its 36.6% interest in FAvS’s results for the nine months ended September 30, 2010. On June 30, 2011 TAT interests in FAvS were diluted to 30.3% (see also “Settlement Agreement with FAvS” below).

Net income (loss) attributable to noncontrolling interest. TAT recognized net income of $0.1 million attributable to noncontrolling interest for the nine months ended September 30, 2011 compared to net loss of $0.1 million attributable to noncontrolling interest for the nine months ended September 30, 2010, both attributable to TAT’s 70% held Bental subsidiary.

Net loss attributable to controlling interest. TAT recognized a net loss of $1.1 million for the nine months period ended on September 30, 2011 compared to net loss of $4.3 million for the nine months ended on September 30, 2010. Excluding the said write down and impairment charges, TAT had net income of $2.5 million for the nine months ended September 30, 2011 compared to a net income of $0.8 million for the nine months ended  September 30, 2010.

Liquidity and Capital Resources

As of September 30, 2011, TAT had cash and cash equivalents and short-term deposits of $28.4 million, short term investments and marketable securities of $2.5 million and restricted cash of $4.5  million, which equals $35.4 million of financial assets, compared with cash and cash equivalents and short-term deposits of $28.3 million, short term investments and marketable securities of $2.7 million and restricted cash of $5.1 million, which equals $36.1 million of financial assets as of September 30, 2010.

On November 15, 2011, TAT’s subsidiary, Limco-Piedmont renewed its credit facility with a U.S bank for an additional 21 month period ending on August 31, 2013 for borrowings of up to $10 million under certain conditions, of which, as of September 30, 2011, Limco-Piedmont had utilized $4.5 million.

In connection with TAT's investment in FAvS, on October 1, 2010, TAT’s subsidiary, Limco-Piedmont agreed to extend a guaranty for $6.6 million regarding a debt incurred by FAvS in connection with the AeTR acquisition, by providing a letter of credit to the lender for FAvS. The guaranty was issued for a period of 15 months ending December 31, 2011 and its amount was reduced as such debt amortized in increments of $0.1 million per month. Limco-Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit was drawn upon. Limco-Piedmont also entered into an intercreditor agreement with the lender to FAvS which subordinated Limco-Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender. Simultaneously with the execution of the Settlement Agreement with FAvS on June 30, 2011, as described further below, Piedmont agreed to extend the guarantee through June 30, 2013 and to continue to provide a letter of credit to secure such guaranty.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter, the debt would be amortized at the rate of $0.2 million per month. The value of the guaranty was estimated by management at the amount of $0.1 million. As of September 30, 2011 the guaranty amount is $5.8 million.

With regards to loans in the total amount of $5.5 million received by TAT from an Israeli bank, in September, 2011 TAT reached agreement with its lending bank to adjust certain financial covenants related the said loans. Accordingly, as of September 30, 2011 the company meets all financial covenants related to such loans. On November 7, 2011, the Company made a prepayment of $2.25 million, following which its remaining balance was $3.25 million.

On September 7, 2011 TAT received a loan from its Bental subsidiary for the total amount of NIS2.5 million (approximately $0.7 million), to be repaid in whole at the and of a 24 month period (the “Term”). The principle amount bears interest of Prime +1% payable on a quarterly basis and may be repaid at any time during the Term upon TAT’s discretion. Simultaneously with such loan, Bental received a loan from an Israeli bank for similar amount under similar terms and conditions.

Settlement Agreement With First Aviation Services, Inc.

In order to settle the commercial dispute that existed between TAT’s subsidiary, Piedmont and FAvS, on June 30, 2011 Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”). Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate of $700,000 to FAvS (which amount had been fully reserved during 2010).

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 3,322,259 shares of Class A Common Stock of FAvS at a price of $0.903 per share (for an aggregate amount of $3 million) which was higher than FAvS book value recorded in Piedmont’s books, while diluting Piedmont’s interest in FAvS from 36.6% to 30.3%. In addition, Piedmont agreed to extend its guarantee for the bank debt incurred by FavS to fund the AeTR transaction, as described above.

The Stockholders Agreement entered into in 2009 between Piedmont and Mr. Hollander was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two members provided in the original agreement).  Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS.  The amendment also provided that the approval of Piedmont would not be required if FAvS seeks to raise additional capital from Mr. Hollander as long as the consideration that was paid by Mr. Hollander was not less than the consideration that would have been paid by a third-party in an arms-length transaction and would have been a fair, equitable and reasonable consideration under the circumstances.

In connection with the Settlement Agreement and the dilution in Piedmont’s interest in FAvS, the Company recorded, at June 30, 2011, a gain in the amount of $0.24 million related to the $3 million capital investment in FAvS by Mr. Hollander which was at a higher share price than recorded at Piedmont books. Accordingly, the Company did not revaluate its remaining interest in FAvS as such capital investment was made by a related party, hence was not necessarily an indication for fair value.

Market Maker for TAT shares traded in Tel Aviv Stock Exchange

On August 15, 2011, TAT entered into a Market Making agreement for its shares traded on the Tel Aviv Stock Exchange (TASE) with Harel Finance Trade & Securities Ltd. for the purpose of improving liquidity of TAT shares. The agreement is for a 12 month period, subject for TASE’s approval. The agreement will be automatically extended in 12 month periods, unless otherwise terminated by either of the parties giving 30 days notice or in accordance with certain regulatory circumstances. TAT will pay an immaterial fee in connection with the said agreement.

Seasonality

None

Subsequent Event

Grant of Options

On November 24, 2011, TAT's Board of Directors approved the grant of an aggregate of 400,000 options to purchase Ordinary shares of the Company to senior executives and certain members of the Board of Directors, at an exercise price of $6.50 per share. Half of the options will vest over a three years period, on a straight line basis, and half of the options will vest over a three years period provided that TAT’s shareholders’ equity in any of the four years following the grant date will exceed $95 million. The Option grant is subject to the approval of the Company’s stockholders.

New Employment Agreement With Limco’s Subsidiary President

Effective December 1, 2011, the Company’s Limco subsidiary entered into a new employment agreement with Mr. Paul Hall, Limco’s president. Pursuant to the agreement, Hall will be entitled to an annual salary of $225,000.  Hall will be eligible to participate in a bonus plan if and when such a plan is adopted by the Company, and if such bonus plan is adopted, the maximum bonus for meeting target will not be less than 25% of his annual salary. Hall will be eligible for a special bonus of $100,000 if in 2013, Limco has sales of at least $40 million and EBITDA of at least 12% (before transfer pricing adjustments). The agreement has a term of 3 years subject to early termination upon any of the following: (a). Limco can terminate for cause (fraud, conviction, gross negligence, breach, etc.) immediately; (b). Limco can terminate without cause upon 90 days prior written notice; (c). Hall can terminate upon 30 days prior written notice.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Yaron Shalem – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: November 29 , 2011